Hume, Kieran Inc.
Investor Relations Counsel

The Lumsden Building
6 Adelaide Street East
9th Floor
Toronto, ON M5C 1H6

Tel: (416) 868-1079
Fax: (416) 868-6198
Email: hki@humekieran.on.ca
www.humekieran.on.ca

HUME, KIERAN

02060773

Exemption number 82-4644

Wednesday, December 18, 2002

02 DEC 30 AM 8:01

SUPPL

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

Dear Mr. Dudek:

Herewith a Parkland Industries Ltd. press release (November 19, 2002: Parkland Income Fund declares distribution payment), to be filed as required by Rule 12g3-2(b).

Sincerely,

Brenda Orser

Brenda Orser
Associate

Encl.

dlw 1/8

PARKLAND INCOME FUND

FOR IMMEDIATE RELEASE: Wednesday, December 18, 2002

PARKLAND INCOME FUND DECLARES DISTRIBUTION PAYMENT

Red Deer, Alberta, December 18, 2002: Parkland Income Fund (TSX:PKI.UN) is pleased to announce that a distribution of fourteen cents ($0.14) per trust unit will be payable on January 15, 2003 to unitholders of record on December 31, 2002.

Parkland Income Fund operates a retail and wholesale fuels and convenience store business under its marketing brands *Fas Gas*, *RT Fuels* and *Short Stop.* Parkland has developed a strong market niche in western and northern Canada by focusing on non-urban markets.

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For further information, contact:

Parkland Industries Ltd., Administrator of Parkland Income Fund:

Red Deer:	Andrew B. Wiswell, President and CEO	(403) 357-6400
Red Deer:	John G. Schroeder, Vice President, Finance/CFO	(403) 357-6400
Toronto:	Jon W. Kieran, Investor Relations	(416) 868-1079
or	visit Parkland's web site at **www.parklandindustries.com**.	